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[FISTER & ASSOCIATES, INC. LETTERHEAD]


December 19, 1995


Board of Directors
SCS/Compute, Inc.
2252 Welsch Industrial Court
St. Louis, MO 63146

Members of the Board:

We understand that Thomson U.S. Holdings, Inc. ("Thomson"), SCS Subsidiary, Inc. ("Subsidiary"), and Robert W. Nolan, Sr. ("Nolan") are to enter into a Stock Purchase Agreement (the "Stock Agreement") dated December 19, 1995 for the purchase by Subsidiary of all of the shares of common stock owned directly by Nolan at a purchase price of $6.75 per share, and further that Thomson, Subsidiary and SCS/Compute, Inc. ("SCS") are to enter into an Agreement and Plan of Merger (the "Agreement") dated December 19, 1995 pursuant to which Subsidiary will make a cash tender offer for the balance of SCS's outstanding common stock not subject to the Stock Agreement at a purchase price of $6.75 per share, and Subsidiary will subsequently merge with and into SCS, with each issued and outstanding share of Common Stock of SCS not purchased in the tender offer or pursuant to the Stock Agreement converting into the right to receive $6.75 per share in cash (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

We have been requested by SCS to render our opinion with respect to the fairness, from a financial point of view, to SCS's stockholders of the consideration to be received in the Proposed Transaction. Our opinion does not in any manner address SCS's underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) all publicly available information concerning SCS which we believe to be relevant to our inquiry, including its Form 10-K dated January 31, 1995 and its draft Form 10-Q dated October 31, 1995; (2) financial and operating information with respect to the business, operations and prospects of SCS furnished to us by SCS (including, without limitations, projections for the fiscal years 1995-2000 prepared by management of SCS); (3) a trading history of SCS's common stock and a comparison of that trading history with those of other companies, which we deemed relevant; (4) a comparison of the historical financial results and present financial condition of SCS with those of other companies which we deemed relevant; (5) an analysis of the Computer Software and Services industries; and (6) an analysis of sale transactions in the Software Industry during 1995. In addition, we have had discussions with the management of SCS concerning its business, operations, assets, financial condition and prospects




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and undertook such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of SCS that they are not aware of any facts that would make such information inaccurate or misleading. For purposes of our analysis, we also reviewed the financial projections of SCS which, upon advice of SCS, we assumed were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of SCS as to the future financial performance of SCS. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of SCS and have not made nor obtained any evaluations or appraisals of the assets or liabilities of SCS. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be received in the Proposed Transaction is fair to the stockholders of SCS.

We have acted as financial advisor to SCS in connection with the Proposed Transaction and will receive a fee for the rendering of this opinion. In addition, SCS has agreed to indemnify us for certain liabilities which may arise out of the rendering of this opinion.

This opinion is for the use and benefit of the Board of Directors of SCS. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.


                                Very truly yours,

                                FISTER & ASSOCIATES, INC.

                                /s/ Richard E. Fister
                                ---------------------
                                Richard E. Fister, President


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